Exhibit 99(a)(1)(E)

[DATE]
[SHAREHOLDER NAME/ADDRESS]
Dear Shareholder:
This letter serves to inform you that Blue Owl Technology Income Corp. (the “Company”) has received and accepted for purchase your tender of shares in the Company.
In accordance with the terms of the tender offer, you will be issued a non-interest bearing, non-transferable and non-negotiable promissory note (the “Note”), which will be held on your behalf by DST Systems Inc., the Company’s transfer agent (“Transfer Agent”), entitling you to receive payment(s) in an aggregate amount equal to the net offering price of the relevant class of Common Stock of the tendered shares as of September 30, 2026. We may use cash on hand, cash available from borrowings, and cash from liquidation of securities investments as of the end of the applicable period to satisfy our obligations under the Note.
If you have any questions, please contact the Company’s Transfer Agent at (844) 331-3341.
Sincerely,
Blue Owl Technology Income Corp.

Email: ServiceDesk@blueowl.com
Call: 1-833-OWL-LINE